Exhibit 99-4

TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC   V7A 5E9

INFORMATION CIRCULAR

Item 1- Date

This Information Circular is dated as at September 29, 2008, except as indicated.

Item 2 – Revocability of Proxy

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or if the Company is a corporation, by a duly authorized officer of attorney of the corporation, and deposited at the Company, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given.  Only registered shareholders have the right to revoke a proxy.  Non-registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

Item 3 – Persons Making the Solicitation

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of TERYL RESOURCES CORP. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held at The River Club, 11111 Horseshoe Way, Richmond, B.C., V7A 4Y1, on Wednesday, October 29th at 10:00 a.m. (Vancouver time).  The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

Item 4 – Proxy Instructions

APPOINTMENT OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and officers of the Company.  A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the accompanying Instrument of Proxy has the right to do so, either by inserting such person's name in the blank space provided in the Instrument of Proxy and striking out the two printed names, or by completing another Instrument of Proxy.  A proxy will not be valid unless the completed Instrument of Proxy is deposited with Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M6J 2Y1, Fax:  Within North American:  1-866-249-7775  Outside North America:  (416) 263-9524, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is note required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)
more typically, by given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any poll that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specification.

Where the shareholder has specified no choice, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual General Meeting and any other matters which may properly come before the Meeting.  At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or the matter.

Item 5 – Interest of Certain Persons or Companies in Matters to be Acted Upon

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, no director or senior officer nor any proposed nominee for election as a director of Teryl, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

Item 6 – Voting Securities and Principal Holders of Voting Securities

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 105,000,000 shares, divided into 100,000,000 common shares without par value and 5,000,000 preferred shares with a par value of $1.00 each.  49,587,528 common shares are currently issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record on September 24, 2008 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne M. Robertson	6,009,983 (1)	12.1%

(1)
Of the 6,009,983 common shares owned by Susanne Robertson, 691,100 common shares are held directly and the balance of 5,318,883 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson.

As of September 29, 2008, the directors and senior officers as a group owned beneficially directly and indirectly, 8,503,797 common shares of the Company, representing 17.1% of the presently issued and outstanding common shares of the Company.

RECORD DATE

The Board of Directors of the Company have fixed the close of business on September 24, 2008 as the record date (the "Record Date") for the determination of shareholders entitled to notice of the annual general meeting of shareholders.  Only shareholders of the Company of record as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

Item 7 – Election of Directors

ELECTION OF DIRECTORS

It is proposed that the following persons will be nominated at the Meeting.  It is the intention of the management designees, if named as proxyholder, to vote for the election of said persons to the Board of Directors unless otherwise directed.  Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Company Act (British Columbia).  The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from the said nominees and sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the date upon which he was first elected a director, and the approximate number of shares of the Company that he has advised the Company are beneficially owned by him, directly or indirectly.

Management of the Company proposes that the number of directors for the Company remains at four (4) for the ensuing year subject to such increases as may be permitted by the Articles of the Company.

Name, Municipality of Residence and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof	Percentage of Issued Voting Shares (2)
John George Robertson Richmond, B.C. President and Director of the Company since 1986; President of Reg Technologies since 1984; Director of SMR Investments Ltd., Director of Rand Energy Group Inc., Director of Access Information Services Inc., President and Secretary of Linux Gold Corp., President and Director of REGI U.S., Inc., President and Director of IAS Energy, Inc.	President, Director	1985	1,900,564 common shares (directly) 445,450 common shares (indirectly)	4.7%
Jennifer Lorette * Richmond, B.C. Director of the Company since 2001; Director of the Reg Technologies Inc.; Director of Linux Gold Corp., Secretary and Director of REGI U.S., Inc.; and Director and Secretary of IAS Energy, Inc.	Director	2001	112,800 common shares
Susanne Robertson * Richmond, B.C. Businesswoman; Director of the Company, Director of SMR Investments Ltd., Director of Linux Gold Corp.; and Director of Reg Technologies Inc.	Director	1990	691,100 common shares (directly) 5,318,883 common shares (indirectly)	12.1%
Monique Van Oord * North Vancouver, BC Director of the Company since October, 2002. Administrator for several public companies from 2002 to date.	Chief Financial Office, Secretary and Director	2002	35,000

(*)	Audit Committee
(2)	Number of common shares beneficially owned by nominees (directly or indirectly, or over which control or direction is exercised) are based on information furnished to the Company by the nominees.

Item 8 – Executive Compensation

Compensation of Directors

During the most recently completed financial year, the Company paid cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid during the most recently completed fiscal year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) to the Directors for services rendered as follows:

During fiscal 2008, John Robertson, President and Director received $15,500 directors fees; Jennifer Lorette, Director, received $13,500 administration consulting fees/wages; and Monique  van Oord, Director, received $5,700 secretarial and consulting fees/wages.

Executive Officers of the Company, who also act as Directors of the Company, do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such Executive Officers in their capacity as Executive Officers (see “Compensation of Executive Officers”).

STATEMENT OF EXECUTIVE COMPENSATION – Form 51-102F6
Compensation of Executive Officers and Directors

In this section “Named Executive Officer” means each CEO, each CFO and each of the three most highly compensated executive officers, other than each CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 (a “NEO”).

Executive compensation is required to be disclosed for each NEO. The following table sets out all compensation paid to the NEO as well as the compensation paid for services in all capacities to the Company and its subsidiaries for each of the three most recently completed financial years ending April 30, 2007, 2006 and 2005 in respect of each of the individuals who were the NEO. The Company does not have a pension plan.

The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid/accrued for services rendered during the fiscal year ended May 31, 2008, and any compensation other than bonuses earned during the fiscal year ended May 31, 2007 the payment of which was deferred) paid to such NEOs by the Company and its subsidiaries for services rendered during the fiscal year ended May 31, 2008 was $62,700 ($81,000 in 2007).  Included in this amount is $30,000 paid as a management fee to SMR Investments Ltd., a company controlled by Susanne Robertson, a director of the Company.  John Robertson is President and a director of SMR Investments Ltd.  Other than as herein set forth, the Company did not pay any additional compensation to its NEOs (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees).

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
AwardsPayouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted under Options(2) / SARS(3) Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (4) Payouts ($)	All Other Compensation ($)
John G. Robertson, President	2008 2007 2006	15,500(1) 12,000(1) 12,000(1)	Nil Nil Nil	30,000.00(5) 30,000.00(5) 30,000.00 (5)	1,000,000/Nil 990,000/Nil 990,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette, Director	2008 2007 2006	13,500(6) 24,000(6) 19,000(6)	Nil Nil Nil	Nil Nil Nil	100,000/Nil 100,000/Nil 100,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Monique van Oord, Director	2008 2007 2006	5,700 15,000 19,550	Nil Nil Nil	Nil Nil Nil	50,000/Nil 50,000/Nil 50,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	John Robertson received $15,500 in Director’s Fees.

(2)
Number of stock options granted to the above during the 2008 fiscal year  were 400,000.  During fiscal 2008, Mr. Robertson held 1,000,000 options exercisable at $0.15.  Jennifer Lorette held 100,000 options exercisable @ $0.15 per share.  Monique van Oord held 50,000 options.

(3)
"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(4)
"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(5)	Management fees paid to SMR Investments Ltd., a company for which John Robertson acts as a director.

(6)	Jennifer Lorette received consulting fees or wages directly.

Item 9 – Securities Authorized for Issuance under Equity Compensation Plans

Incentive Plans

(a)	Long-term Incentive Plan Awards

During the most recently completed financial year, the Company did not grant any long-term incentive plan awards to any of its Executive Officers, Directors or Employees.

(b)	Stock Options

The following sets forth details of individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries made during the financial year ended May 31, 2008, to each of the Named Executive Officers and the directors of the Company.  Options include all stock options, share purchase warrants and rights granted by the Company or its subsidiaries as compensation for services rendered or otherwise in connection with office or employment.  Note that the Company has no plan for any of its Executive Officers, Directors or Employees involving stock appreciation rights (SAR’s).  There were no options granted to Named Executive Officers of the Company during the year ended May 31, 2008.

Option/SAR Grants

Name	Securities Under Option/SARS Granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers	0	0	0	0	0

(1)	During the fiscal year ended May 31, 2008 25,000 stock options were granted.

Management proposes to seek shareholder approval of the stock option plan in accordance with the policies of the TSX Venture Exchange.

Retirement and Pension Plans

The Company has no retirement plans or pension plans for any of its Named Executive Officers, Directors or Employees.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Company or from a change in a Named Executive Officer’s responsibilities following a change in control.

Securities Authorized For Issuance Under Equity Compensation Plans

The Company does not have any equity compensation plans.

Item 10 –Indebtedness of Directors and Executive Officers

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

Item 11 – Interest of Informed Persons in Material Transactions

There was no material interest, direct or indirect, of directors and officers of the Company, any shareholder who beneficially owns more than 10% of the common shares of the Company, or any known associate or affiliate of these persons in any transactions since the commencement of the Company's last completed fiscal year end in any proposed transaction which has materially affected or would materially affect the Company.

Item 12 – Appointment of Auditor

At the meeting the shareholders will be asked to appoint an auditor to serve until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix their remuneration.

The Board of Directors of the Company recommends that the members appoint Morgan and Company, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual meeting at remuneration to be fixed by the directors of the Company.

Unless other specified, the persons named in the enclosed form of proxy will vote for the appointment of Morgan and Company, Chartered Accountant, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration

Item 13 – Management Contracts

The Company entered into a Management Agreement with SMR Investments Ltd. for the provision of management and administrative services.  Pursuant to the Management Agreement, SMR Investments Ltd. provides management and administrative services to the Company, and is in a unique position to service the promotion, marketing, investment and business management needs of the Company, for which the Company pays up to $2,500 per month.  The Management Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses.  Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the Company is a director of SMR Investments Ltd.  During the last fiscal year of the Company, the sum of $30,000 was paid as a management fee to SMR Investments Ltd.

There are no other management contracts in existence at this time which the Company is a party.

Item14 – Particulars of Matters to be Acted Upon

Financial Statements

The audited financial statements of the Company for the fiscal years ended May 31, 2008 have been approved by the Company's audit committee and Board of Directors and are enclosed with this Information Circular and will  be placed before the Meeting for acceptance by the shareholders.

Approval of Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the “TSX” or “Exchange”), the directors of the Company adopted the Teryl Resources Corp. 2002 Stock Option Plan (the “Plan” or the “2002  Plan”), and received shareholder approval of same on January 22, 2003.  The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time.    The aggregate number of options granted to all optionees employed to provide investor relations activities shall not exceed 2% of the issed shares of the Company in any 12 month period, calculated at the date the option was granted.  As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan.  This “rolling” plan requires Shareholder approval annually, and the Shareholders will be asked to approve the Plan.

The Board of Directors recommends a vote FOR the annual approval of the Plan.

Amendment of Stock Option Plan

The Company has been requested by the TSX Venture Exchange to change the wording of the Stock Option Plan.  This change of wording will revise Section 11 (Page 2) of the Stock Option Plan removing the wording “The aggregate number of options granted to a optionee employed to provide investor relations activities shall not exceed 2% of the issued shares of the Company in any 12 month period, calculated at the date the option was granted” and replacing it with the wording “The aggregate number of options granted to all optionees employed to provide investor relations activities shall not exceed 2% of the issued shares of the Company in any 12 month period, calculated at the date the option was granted”.

The Board of directors recommend a vote FOR the amendment of the Plan

Disinterested Shareholder Approval

In addition to the annual general approval described above, the Exchange requires companies to obtain approval of a majority of their disinterested shareholders for “share compensation plans” which, together with all of a company’s previously established or proposed stock option grants, could result at any time in the Company decreasing the exercise price of stock options previously granted to insiders.

“Disinterested Shareholder approval” requires a majority of the votes attaching to shares voted at the Meeting excluding those attaching to shares held by persons with an interest in the subject matter of the resolution.  The Company’s disinterested Shareholders may not vote votes attaching to securities beneficially owned by interested parties in respect of resolutions requiring approval.  To management’s knowledge, as of September 20, 2007, a total of 8,373,797 shares of the Company are held by insiders of the Company to whom options may be granted under the Plan which shares will not be eligible to be voted for the purposes of providing the annual approval of the Plan.

Accordingly, at the Meeting, the “disinterested” shareholders will be asked to consider and if thought fit, ratify, adopt, confirm and approve the adoption of the Plan, the existing stock options previously granted, and the downward repricing of options granted to insiders.

The Board of Directors recommends a vote FOR the annual approval of the Plan by Disinterested Shareholders.

Particulars of Other Matters to be Acted Upon

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof.  Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

Item 16 – Additional Information

Additional information relating to the company is available at www.sedar.com.  Any shareholder wishing to receive copies of the company’s financial statements and MD&A are encouraged to complete and return the Supplemental Return Card included in this mailing.

Committee Responsibilities and Activities

Board of Directors

The Board of Directors is composed of four directors.  Two of these directors are executive officers of the Company.  At this time, the Company has no directors which could be considered “independent”.  All of the existing directors are experienced in the operation of junior resource companies and Board decisions are made to benefit the Company.

Directorships

Name of Director	Other Reporting Issuer(s)

John G. Robertson	SMR Investments Ltd., Rand Energy Group Inc., Access Information Services, Reg Technologies, Inc., REGI U.S., Inc, IAS Energy Inc., Information Highway.com, Inc., Linux Gold Corp.
Jennifer Lorette	Reg Technologies, Inc., REGI U.S., Inc., IAS Energy Inc., Information Highway.com, Inc., Linux Gold Corp.
Susanne Robertson	Reg Technologies, Inc., Linux Gold Corp.
Monique van Oord	Linux Gold Corp.

Directors Meetings

As none of the current board is “independent” as defined in NI 58-101, meetings of the directors are hold as informal weekly meetings.  Directors Consent Resolutions are prepared when necessary to approve any decisions of the board.  The Chair of the Board of Directors is the President of the Company.

Orientation and Education

The Company does not have a formal process of orientation for new directors.  Historically such orientation and education is provided on an informal basis.  As new directors join the Board, management will provide these individuals with corporate policies, historical information, and an outline of general duties.  The Board believes these procedures are a practical and effective approach due to the size of the company and the limited number of changes to the board.

Ethical Business Conduct

The Board has not adopted a written code of business conduct and ethics for directors, officers and employees of the Company.

Nomination of Directors

The Board has not appointed a formal nominating committee.

Compensation

The Board is responsible for reviewing and approving the compensation for all officers, management and employees.  The Board is also responsible for reviewing compensation programs such as the stock option plan and is solely responsible for the granting of any stock options to any officer, management, employees or consultants.

Report on Executive Compensation

The Board of Directors, when performing equivalent functions of a Compensation Committee, bases their decisions on very simplistic policies.

When deciding the method and amount of compensation, the Board of Directors base their decision on the following criteria and factors:

1.	level of services, expertise, business contacts and skills provided to the Company;
2.	degree of involvement and participation in the day to day operations of the Company;
3.	amount of finances available to the Company; and
4.	amount of outstanding options already granted.

At this time there is no relationship between corporate performance and executive compensation.

Other Board Committees

The Board currently has one committee being the Audit Committee.

Assessments

Based on the Company’s size and its current state of development the Board considers a formal process for assessing to be unnecessary at this time.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company’s corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company’s external auditors and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the Company’s annual financial statements prior to approval by the Board and release to the public.  Currently the members are Jennifer Lorette, Monique van Oord and Susanne Robertson.

APPROVAL AND CERTIFICATION

The Board of Directors has approved the contents and the sending of this Circular and recommends that shareholders vote in favour of all proposed resolutions. Where information contained in this Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.  The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Richmond, British Columbia this 29 day of September, 2008.

By Order of the Board of
TERYL RESOURCES CORP.

“John G. Robertson”
JOHN ROBERTSON,
President